

Mail Stop 4546

February 10, 2017

Mr. Mario Paradis
Chief Financial Officer
Neptune Technologies & Bioresssources Inc.
545 Promenade du Centropolis, Suite 100
Laval, Quebec
Canada H7T 0A3

> **Re: Neptune Technologies & Bioresourcces Inc.**
> **Form 40-F for the Fiscal Year Ended February 29, 2016**
> **Filed May 31, 2016**
> **Form 6-K for the Month of January 2017**
> **Filed January 12, 2017**
> **File No. 001-33526**

Dear Mr. Paradis:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 6-K for the Month of January 2017
Exhibit 99.2
Notes to Consolidated Interim Financial Statements
8. Long-term receivable and payables, page 10

1. Please provide us your analysis, with reference to applicable authoritative literature, supporting your accounting treatment (allocation, recognition, measurement and classification) for the patent cross-licensing agreement with Aker BioMarine. Please specifically address:
   - Your recognition of royalty settlement income for the upfront royalty payment to be received from Aker BioMarine for its access to your composition patents, and
   - The intangible asset recorded for the upfront royalty payment to be paid to Aker BioMarine for your right to use its select krill oil-related patent portfolio.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants, Vanessa Robertson, at (202) 551-3649 or Frank Wyman, at (202) 551-3660 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance